SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                             (Amendment No. 8)

                           TPI ENTERPRISES, INC.
                             (Name of Issuer)

                  Common Stock, Par Value $0.01 Per Share
                      (Title of Class and Securities)

                                872623-10-3
                   (CUSIP Number of Class of Securities)

                             Stephen R. Cohen
                   Phillips Point East Tower, Suite 909
                          777 South Flagler Drive
                     West Palm Beach, Florida  33401
        (Name, Address and Telephone Number of Person Authorized
               to Receive Notices and Communications)

                             March 14, 1995
          (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on
        Schedule 13G to report the acquisition which is the
        subject of this Schedule 13D because of Rule 13d-1(b)(3) or
        (4), check the following:                ( )

        Check the following box if a fee is being paid with this
        Statement:                               ( )


   SCHEDULE 13D

   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Stephen R. Cohen
        S.S. # ###-##-####
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS
        N/A
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e) ( )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
  _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                      1,155,000
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                               0
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        1,155,000
           WITH                  ___________________________________
                                   (10) SHARED DISPOSITIVE POWER
                                                0
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,155,000
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                      (  )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        5.5%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON
        IN
   _________________________________________________________________

                    This Statement amends and supplements the
          Schedule 13D filed by Stephen R. Cohen dated November 23, 1987 (the "Original Schedule 13D"), as amended by the
          Schedule 13D Amendment No. 1 dated November 30, 1990 ("Amendment No. 1"), the Schedule 13D Amendment No. 2 filed by Mr. Cohen and C&C Investment Holdings, L.P. ("C&C") dated March 7, 1991 ("Amendment No. 2"), the
          Schedule 13D Amendment No. 3 filed by Mr. Cohen and C&C dated May 3, 1991 ("Amendment No. 3"), the Schedule 13D Amendment No. 4 filed by Mr. Cohen and C&C dated May 6, 1992 ("Amendment No. 4"), the Schedule 13D Amendment No. 5 filed by Mr. Cohen and C&C dated August 19, 1993 ("Amendment No. 5"), the Schedule 13D Amendment No. 6 filed by Mr. Cohen and C&C on May 26, 1994 ("Amendment No. 6") the Schedule 13D Amendment No. 7 filed by Mr. Cohen and C&C dated February 6, 1995 ("Amendment No. 7" and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6, the "Schedule 13D"), relating to the common stock, par value $.01 per share (the "Shares"), of TPI Enterprises, Inc., a New Jersey corporation (the "Company"), as set forth in this Amend-
          ment No. 8.   Capitalized terms not defined herein have
          the meanings assigned thereto in the Schedule 13D.


          ITEM 1.   SECURITY AND ISSUES.

                    The second sentence of Item 1 of the Schedule
          13D is hereby amended to read in its entirety as follows:

          The Company's principal executive offices are located at TPI Enterprises, Inc., 3950 RCA Blvd, Suite 5001, Palm
          Beach Gardens, FL  33410.

          ITEM 2.   IDENTITY AND BACKGROUND.

                    Item 2 of the Schedule 13D is hereby amended to read in its entirety as follows:

                    (a) - (c), (f)  This Statement is filed by
          Stephen R. Cohen. Pursuant to the letter agreement dated February 28, 1995 (the "Withdrawal Agreement"), Mr. Cohen withdrew as general partner of C&C Investment Holdings, L.P., a Delaware limited partnership ("C&C") of which Inversiones Macuto, S.A., a Panamanian corporation ("Macuto"), is the special limited partner. The With-drawal Agreement is attached as Exhibit 22 to the Sched-ule 13D. Effective January 31, 1995 Stephen R. Cohen retired from his position as Chairman of the Company and as a member of the Board of Directors of the Company.
          The principal office and business address of Stephen R. Cohen is Phillips Point, East Tower, Suite 909, 777 South Flagler Drive, West Palm Beach, FL 33401. Stephen R. Cohen is a citizen of the United States. References herein to "Mr. Cohen" are to Stephen R. Cohen.

                    (d) - (e)  During the past five years, Mr.
          Cohen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, Mr. Cohen has not been a party to a civil proceeding of a judicial or administra-tive body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDER-
                    ATION.

                    Item 3 of the Schedule 13D is hereby amended and restated to read as follows:

                    Mr. Cohen owns 510,000 Shares (in addition to 645,000 Shares he has the right to acquire pursuant to presently exercisable stock options referred in Item 5 hereof). The purchase price of the 500,000 Shares was paid with Mr. Cohen's personal funds and funds originally advanced to Mr. Cohen by Bear, Stearns & Co., Inc. and Shearson Lehman Brothers Inc. (a predecessor of Smith Barney Shearson Incorporated ("Smith Barney")) pursuant to margin loans. As of February 1, 1995 Mr. Cohen has no margin indebtedness with respect to such Shares to Bears, Stearns & Co. or Smith Barney. On March 14, 1995, Mr. Cohen was issued a distribution of 10,000 Shares from C&C in connection with his withdrawal as general partner of C&C. See Item 6.

          ITEM 4.   PURPOSE OF TRANSACTION.

                    Item 4 of the Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

                    On March 14, 1995, Mr. Cohen was issued a distribution of 10,000 Shares from C&C in connection with his withdrawal as general partner of C&C.

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                    Item 5 of the Schedule 13D is hereby amended and restated as follows:

                    (a)  In addition to the 500,000 Shares Mr.
          Cohen owns in his individual capacity and the 645,000 Shares he is deemed to beneficially own as a result of presently exercisable stock options, Mr. Cohen on March 14, 1995 was issued a distribution from C&C of 10,000 Shares in connection with his withdrawal as general partner of C&C. Accordingly, Mr. Cohen may be deemed to beneficially own an aggregate of 1,155,000 Shares (ap-proximately 5.5% of the outstanding Shares assuming the exercise of all 645,000 stock options).

                    (b)  Mr. Cohen, owns 510,000 Shares with re-
          spect to which he has sole voting and dispositive power and holds presently exercisable stock options to purchase 645,000 Shares with respect to which he would have sole voting and dispositive power upon the exercise of such stock options.

                    (c) On March 14, 1995 Mr. Cohen was issued a distribution of 10,000 Shares from C&C in connection with his withdrawal as general partner of C&C. See Item 6.

          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
                    ISSUER.

                    Item 6 of the Schedule 13D is hereby amended to read in its entirety as follows:

          Termination Agreement

                    On January 26, 1995 Mr. Cohen, the Company and, with respect to certain provisions therein, Maxcell, entered into the Termination Agreement, a copy of which is Exhibit 21 to the Schedule 13D. The Termination Agreement provides, among other matters, that until July 31, 1998 Mr. Cohen shall be retained "as an employee" and maintain his "employment" solely for purposes of the Company's 1983 Stock Option Plan and 1984 Stock Option Plan so that the expiration date of the options he was granted pursuant to such plans extends until July 31, 1998.

                    The foregoing description of the Termination
          Agreement does not purport to be complete and is quali-fied in its entirety by reference to the Termination Agreement, a copy of which is attached as Exhibit 21 to the Schedule 13D.

          Withdrawal as General Partner of C&C

                    Pursuant to the Withdrawal Agreement, Mr. Cohen withdrew as general partner of C&C. Such withdrawal became effective on March 14, 1995 upon the issuance to Mr. Cohen of 10,000 Shares pursuant to the Withdrawal Agreement. The Withdrawal Agreement also provided that Mr. Cohen would receive 1% of the cash held in C&C's bank account net of reservation for or following the payment of the fees and expenses of C&C associated with the withdrawal of the general partner and the tax filings.

                    The description of the Withdrawal Agreement contained in this Statement does not purport to be com-plete, and such description is qualified in its entirety by reference to the Withdrawal Agreement, a copy of which is attached hereto as Exhibit 22 to the Schedule 13D.

                    Other than as set forth in this Statement, Mr. Cohen has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securi-ties, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

          ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                    Item 7 of the Schedule 13D is hereby amended by adding the following:

          Exhibit 22. Letter Agreement, dated February 28, 1995 between Stephen R. Cohen and Inversiones
                         Macuto, SA.



                                     SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to myself is true, complete and correct.

          Dated:  March 14, 1995

                                         /s/ Stephen R. Cohen
                                        ___________________________
                                        Stephen R. Cohen